KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522

January 7, 2013

Mr. Kevin Rupert Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

Re:	Blue Rock Market Neutral Fund, LLC (the "Fund") File No.: 811-21564

Dear Mr. Rupert:

Set forth below is a response to your comment received via telephone on December 28, 2012 in connection with the Fund's filing of Form N-PX.

1.	Please add an explanatory note to the Fund’s future Form N-PX filings that addresses how the Fund complies with Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”), when investing in portfolio funds.

The requested explanatory note will be added to the Fund’s future Form N-PX filings to clarify that the Fund either waives its voting rights or acquires non-voting securities when investing in portfolio funds so as to comply with Section 17 of the 1940 Act. Accordingly, the securities of such portfolio funds are not voted.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-PX filings;

•	comments of the Securities and Exchange Commission (the “Commission”) or its staff or changes to disclosure in response to staff comments on the Fund’s Form N-PX filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Mr. Kevin Rupert

Securities and Exchange Commission

January 7, 2013

•	the Fund may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comment. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen